FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2012

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes                       No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-            .]

MANAGEMENT DISCUSSION AND ANALYSIS

CORPORATE PROFILE

Quebecor Media Inc. (“Quebecor Media” or the “Corporation”), a subsidiary of Quebecor Inc. (“Quebecor”), is governed by the Business Corporations Act (Québec) and is one of Canada’s largest media corporations. Quebecor Media’s subsidiaries operate in the following business segments: Telecommunications, News Media, Broadcasting, Leisure and Entertainment, and Interactive Technologies and Communications. Quebecor Media is pursuing a convergence strategy to capture synergies among all of its media properties.

The following Management Discussion and Analysis covers the Corporation’s main activities in the third quarter of 2012 and the major changes from the previous financial year. All amounts are stated in Canadian dollars unless otherwise indicated. This report should be read in conjunction with the information in the Corporation’s Annual Report for the financial year ended December 31, 2011 (Form 20-F), which is available on the website of the U.S. Securities and Exchange Commission at <www.sec.gov>.

HIGHLIGHTS SINCE END OF SECOND QUARTER 2012

•	Quebecor Media’s sales increased by $44.3 million (4.4%) to $1.06 billion in the third quarter of 2012, mainly because of 7.8% revenue growth in the Telecommunications segment.

•

On October 11, 2012, Quebecor Media took advantage of favourable conditions on the debt markets to purchase for cancellation 20,351,307 of its common shares held by CDP Capital d’Amérique Investissement inc. (“CDP Capital”), a subsidiary of the Caisse de dépôt et placement du Québec, for an aggregate purchase price of $1.0 billion. The following financial operations were carried out as part of this major transaction:

•

Issuance, on October 11, 2012, of US$850.0 million aggregate principal amount of Senior Notes bearing interest at 5 3/4% and maturing in 2023, and $500.0 million aggregate principal amount of Senior Notes bearing interest at 6 5/8% and maturing in 2023, the latter being one of the largest single-tranche high-yield offerings ever completed in Canada;

•

Quebecor Media increased the size of the offering as a result of oversubscription and favourable financing terms, which provided an opportunity to extend the maturities of its credit instruments by redeeming US$320.0 million in aggregate principal amount of its 7 3/4% Senior Notes issued in 2007 and maturing in 2016. This transaction generated a loss on debt refinancing of approximately $60.0 million (before income tax), to be recorded in the fourth quarter of 2012.

•

In October 2012, the Corporation completed its annual review of its three-year strategic plan. In view of the continuous weak economic and market conditions in the newspaper and music industries, the Corporation recorded a total non-cash charge of $187.0 million for impairment of goodwill, mastheads and customer relationships.

Telecommunications

•

Videotron Ltd. (“Videotron”) reported revenue growth for all of its major services in the third quarter of 2012: Internet access ($18.5 million or 10.5%), cable television ($16.3 million or 6.4%), mobile telephony ($13.3 million or 41.8%), and cable telephony ($4.1 million or 3.7%).

•

Videotron recorded a net increase of 101,100 revenue generating units[1] in the third quarter of 2012, compared with 169,900 in the same quarter of 2011. In the 12-month period ended September 30, 2012, the number of revenue generating units increased by 264,600 (5.8%).

[1]	Revenue generating units are the sum of cable television, cable and wireless Internet access, cable telephony service subscriptions and subscriber connections to the mobile telephony service.

News Media

•

On September 27, 2012, Sun Media Corporation announced the appointment of Eric Morrison as Senior Vice President of Editorial with a mandate to lead the reorganization of Sun Media Corporation’s news operations. At the same time, Sun Media Corporation announced the reorganization of its editorial, advertising and industrial operations across Canada, outside Québec, to focus on customers and on business opportunities at the local and national levels. On November 13, 2012, Sun Media Corporation also announced new restructuring initiatives designed to streamline its organizational structure to support better execution of business processes, while improving cost effectiveness. All these initiatives are expected to yield total annual savings of more than $45.0 million.

•

According to the NADbank 2011/12 survey of the readership rates of major Canadian dailies, Le Journal de Montréal has a weekly readership of 1,136,500, which is 283,000 more than its closest competitor. The same survey found that 24 heures had increased its readership by 73,700 per week or 12.3% over a one-year period, the strongest growth registered by any Montréal daily, paid or free. (Source: NADbank 2011 and 2012, Montréal CMA.)

•

To offer its customers a better reading experience and its advertisers a more attractive product, Sun Media Corporation introduced a new look for its 24 Hours and 24 heures free dailies, now delivered in a more colourful and lively package, and enriched their content. 24 Hours and 24 heures dailies are distributed free of charge to more than 1.1 million readers per day in Canada’s six largest urban markets. (Source: NADbank 2011, all markets.)

•

On August 30, 2012, Sun Media Corporation launched ViaProprio.ca, a website for individuals who want to sell their property themselves, and reviewed the positioning of its Micasa.ca site, which is now focused on serving real estate professionals: developers, builders, real estate brokers, and property managers. Micasa.ca is one of the most popular real estate sites in Québec with more than 150,000 unique visitors per month.

NON-IFRS FINANCIAL MEASURES

The non-IFRS financial measures used by the Corporation to assess its financial performance, such as operating income, cash flows from segment operations, free cash flows from continuing operating activities, and average monthly revenue per user (“ARPU”), are not calculated in accordance with or recognized by International Financial Reporting Standards (“IFRS”). The Corporation’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies.

Operating Income

The Corporation defines operating income, as reconciled to net (loss) income under IFRS, as net (loss) income before amortization, financial expenses, gain (loss) on valuation and translation of financial instruments, charge for restructuring of operations, impairment of assets and other special items, impairment of goodwill and intangible assets, gain (loss) on debt refinancing, and income taxes. Operating income as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation’s parent company, Quebecor, considers the media segment as a whole and uses operating income in order to assess the performance of its investment in Quebecor Media. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of its operating segments. This measure eliminates the significant level of depreciation and amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of Quebecor Media and its segments. Operating income is also relevant because it is a significant component of its annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of capitalized tangible and intangible assets used in generating revenues in the Corporation’s segments. Quebecor Media uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from continuing operating activities. In addition, measures like operating income are commonly used by the investment community to analyze and compare the performance of companies in the industries in which the Corporation is engaged. Quebecor Media’s definition of operating income may not be the same as similarly titled measures reported by other companies.

Table 1 below provides a reconciliation of operating income to net income as disclosed in the Corporation’s condensed consolidated financial statements.

Table 1

Reconciliation of the operating income measure used in this report to the net income measure used in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011
Operating income:
Telecommunications	$309.9	$275.4	$914.6	$804.1
News Media	23.5	29.1	76.5	103.1
Broadcasting	7.0	3.0	20.9	29.9
Leisure and Entertainment	8.9	11.5	8.1	19.0
Interactive Technologies and Communications	0.4	3.2	6.4	5.4
Head Office	0.9	(0.1)	4.2	3.1

	350.6	322.1	1 030.7	964.6
Amortization	(146.0)	(130.3)	(430.9)	(372.0)
Financial expenses	(75.5)	(81.9)	(234.7)	(235.5)
Gain (loss) on valuation and translation of financial instruments	117.7	(34.4)	241.5	(27.9)
Restructuring of operations, impairment of assets and other special items	(39.7)	(2.9)	(28.8)	(19.0)
Impairment of goodwill and intangible assets	(187.0)	—	(201.5)	—
Gain (loss) on debt refinancing	—	2.7	(7.3)	(6.6)
Income taxes	(50.0)	(24.3)	(141.2)	(85.0)

Net (loss) income	$(29.9)	$51.0	$227.8	$218.6

Cash Flows from Segment Operations

Cash flows from segment operations represents operating income, less additions to property, plant and equipment and acquisitions of intangible assets (excluding disbursements for licence acquisitions and renewals), plus proceeds from disposal of assets. The Corporation uses cash flows from segment operations as a measure of the liquidity generated by its segments. Cash flows from segment operations represents funds available for interest and income tax payments, expenditures related to restructuring programs, business acquisitions, the payment of dividends, and the repayment of long-term debt. Cash flows from segment operations is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. Cash flows from segment operations is used by the Corporation’s management and Board of Directors to evaluate cash flows generated by its segments’ operations. When cash flows from segment operations is reported, a reconciliation to operating income is provided in the same section of the report.

Free Cash Flows from Continuing Operating Activities

Free cash flows from continuing operating activities consists of cash flows from segment operations (see “Cash Flows from Segment Operations” above), minus cash interest payments and cash charges for restructuring of operations, impairment of assets and other special items, plus or minus current income tax expenses, other receipts (disbursements), and the net change in non-cash balances related to operations. The Corporation uses free cash flows from continuing operating activities as a measure of total liquidity generated on a consolidated basis. Free cash flows from continuing operating activities represents funds available for business acquisitions, the payment of dividends and the repayment of long-term debt. Free cash flows from continuing operating activities is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. The Corporation’s definition of free cash flows from continuing operating activities may not be identical to similarly titled measures reported by other companies.

Table 2 provides a reconciliation of free cash flows from continuing operating activities of the Corporation to cash flows provided by its operating activities reported in the condensed consolidated financial statements.

Table 2

Reconciliation of free cash flows from continuing operating activities to cash flows provided by operating activities

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011
Free cash flows from continuing operating activities (Table 3)	$182.8	$152.5	$257.8	$75.1
Additions to property, plant and equipment	185.7	207.1	551.5	573.8
Acquisitions of intangible assets	16.0	23.0	58.9	64.7
Proceeds from disposal of assets	(3.7)	(2.5)	(6.1)	(7.5)

Cash flows provided by operating activities	$380.8	$380.1	$862.1	$706.1

Average Monthly Revenue per User

ARPU is an industry metric that the Corporation uses to measure its monthly cable television, Internet access, cable and mobile telephony revenues per average basic cable customer. ARPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The Corporation calculates ARPU by dividing its combined cable television, Internet access, cable and mobile telephony revenues by the average number of basic customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

ANALYSIS OF CONSOLIDATED RESULTS OF QUEBECOR MEDIA

2012/2011 third quarter comparison

Revenues: $1.06 billion, an increase of $44.3 million (4.4%).

•	Revenues increased in Telecommunications ($47.6 million or 7.8% of segment revenues), Broadcasting ($9.7 million or 10.9%), and Interactive Technologies and Communications ($3.8 million or 12.7%).

•	Revenues decreased in News Media ($7.6 million or -3.2%) and Leisure and Entertainment ($0.8 million or -1.1%).

Operating income: $350.6 million, an increase of $28.5 million (8.8%).

•	Operating income increased in Telecommunications ($34.5 million or 12.5% of segment operating income) and Broadcasting ($4.0 million or 133.3%).

•	Operating income decreased in News Media ($5.6 million or -19.2%), Interactive Technologies and Communications ($2.8 million or -87.5%), and Leisure and Entertainment ($2.6 million or -22.6%).

•

The change in the fair value of Quebecor Media stock options resulted in a $2.4 million favourable variance in the stock-based compensation charge in the third quarter of 2012 compared with the same period of 2011. The change in the fair value of Quebecor stock options resulted in a $2.0 million favourable variance in the Corporation’s stock-based compensation charge in the third quarter of 2012.

Net loss attributable to shareholders: $30.9 million in the third quarter of 2012 compared with net income attributable to shareholders of $51.0 million in the same quarter of 2011, an unfavourable variance of $81.9 million.

•	The unfavourable variance was due primarily to:

•	recognition of a $187.0 million charge for impairment of goodwill and intangible assets in the third quarter of 2012;

•	$36.8 million increase in charge for restructuring of operations, impairment of assets and other special items;

•	$15.7 million increase in amortization charge.

Partially offset by:

•	$152.1 million favourable variance in gain on valuation and translation of financial instruments;

•	$28.5 million increase in operating income;

•	$6.4 million decrease in financial expenses.

Amortization charge: $146.0 million compared with $130.3 million in the third quarter of 2011. The $15.7 million increase was essentially due to the impact of significant capital expenditures in the Telecommunications segment since 2010, including amortization of 4G-network equipment and the impact of emphasis on equipment leasing in the promotional strategy.

Financial expenses: $75.5 million, a decrease of $6.4 million.

•	The decrease was mainly due to:

•	$3.7 million favourable variance in the exchange rate on operating items;

•	impact of lower interest rates on long-term debt, given the refinancing at lower rates in March and April 2012.

Gain on valuation and translation of financial instruments: $117.7 million in the third quarter of 2012 compared with a $34.4 million loss in the same quarter of 2011. The positive variance of $152.1 million was mainly due to a favourable change in the fair value of early settlement options as a result of interest rate and credit premium fluctuations.

Charge for restructuring of operations, impairment of assets and other special items: $39.7 million in the third quarter of 2012 compared with $2.9 million in the same period of 2011, a $36.8 million unfavourable variance.

•

In recent years, the News Media segment has implemented various restructuring initiatives to reduce operating costs. In particular, during the third quarter of 2012, the News Media segment announced the reorganization of its editorial, advertising and industrial operations in Canada. As a result of these initiatives, restructuring costs of $31.8 million were recorded in the News Media segment in the third quarter of 2012 compared with a $2.0 million net charge in the third quarter of 2011. Also, as part of these restructuring initiatives, a $7.5 million charge for impairment of certain assets was recorded in the third quarter of 2012.

•	In the third quarter of 2011, the Telecommunications segment recorded a $0.3 million charge for migration costs in connection with the startup of its 4G network.

•	A $0.3 million charge for impairment of intangible assets was recorded in the Broadcasting segment in the third quarter of 2011.

•

A $0.4 million net charge for restructuring of operations was recorded in other segments in the third quarter of 2012, compared with the $0.3 million charge for other special items that was recorded in other segments in the third quarter of 2011.

Charge for impairment of goodwill and intangible assets: $187.0 million in the third quarter of 2012 compared with nil in the same period of 2011.

•

In October 2012, the Corporation completed its annual review of its three-year strategic plan. Continuous weak economic and market conditions in the newspaper and music industries led the Corporation to perform goodwill impairment tests on the News Media and Music cash generating units (“CGUs”). Quebecor Media concluded that the recoverable amount based on value in use was less than the carrying value of both CGUs. Accordingly, a non-cash goodwill impairment charge of $145.0 million (without any tax consequences) and a non-cash impairment charge of $30.0 million on mastheads and customer relationships were recorded in the News Media segment and a goodwill impairment charge of $12.0 million (without any tax consequences) was recorded in the Leisure and Entertainment segment.

Income tax expense: $50.0 million (effective tax rate of 28.3%, considering only taxable and deductible items) in the third quarter of 2012 compared with $24.3 million (effective tax rate of 32.3%) in the third quarter of 2011.

•	The $25.7 million unfavourable variance was due primarily to the increase in taxable income.

2012/2011 year-to-date comparison

Revenues: $3.21 billion, an increase of $150.8 million (4.9%).

•	Revenues increased in Telecommunications ($160.9 million or 9.0% of segment revenues), Interactive Technologies and Communications ($24.8 million or 29.2%), and Broadcasting ($18.3 million or 5.8%).

•	Revenues decreased in News Media ($27.3 million or -3.7%) and Leisure and Entertainment ($3.7 million or -1.8%).

Operating income: $1.03 billion, an increase of $66.1 million (6.9%).

•	Operating income increased in Telecommunications ($110.5 million or 13.7% of segment operating income) and Interactive Technologies and Communications ($1.0 million or 18.5%).

•	Operating income decreased in News Media ($26.6 million or -25.8%), Leisure and Entertainment ($10.9 million or -57.4%), and Broadcasting ($9.0 million or -30.1%).

•

The change in the fair value of Quebecor Media stock options resulted in a $7.3 million unfavourable variance in the stock-based compensation charge in the first nine months of 2012 compared with the same period of 2011. The change in the fair value of Quebecor stock options resulted in a $0.9 million unfavourable variance in the Corporation’s stock-based compensation charge in the first nine months of 2012.

Net income attributable to shareholders: $234.3 million compared with $211.3 million in the first nine months of 2011, an increase of $23.0 million.

•	The increase was due mainly to:

•	$269.4 million favourable variance in gain on valuation and translation of financial instruments;

•	$66.1 million increase in operating income.

Partially offset by:

•	$201.5 million charge for impairment of goodwill and intangible assets recorded in the first nine months of 2012;

•	$58.9 million increase in amortization charge;

•	$9.8 million increase in charge for restructuring of operations, impairment of assets and other special items.

Amortization charge: $430.9 million, an increase of $58.9 million due essentially to the factor noted above in the 2012/2011 third quarter comparison.

Financial expenses: $234.7 million, a decrease of $0.8 million.

Gain on valuation and translation of financial instruments: $241.5 million in the first nine months of 2012 compared with a $27.9 million loss in the same period of 2011. The positive variance of $269.4 million was mainly due to a favourable change in the fair value of early settlement options as a result of interest rate and credit premium fluctuations.

Charge for restructuring of operations, impairment of assets and other special items:  $28.8 million compared with a $19.0 million charge in the same period of 2011, a $9.8 million unfavourable variance.

•

A $12.9 million gain on disposal of businesses was recorded in the first nine months of 2012 in the Broadcasting segment as a result of the sale of TVA Group Inc.’s (“TVA Group”) interest in the specialty channels mysteryTV and The Cave. A $0.1 million restructuring charge was also recorded in the Broadcasting segment during the same period, compared with a $0.6 million charge for impairment of intangible assets in the same period of 2011.

•

In the first nine months of 2012, a $32.1 million charge for restructuring of operations was recorded in the News Media segment, mainly in connection with initiatives implemented in the third quarter of 2012, compared with a $2.0 million net charge in the first nine months of 2011. A $7.5 million charge for impairment of certain assets was recorded in the first nine months of 2012, compared with a $0.9 million charge for impairment of intangible assets in the first nine months of 2011.

•

In connection with the startup of its 4G network, the Telecommunications segment recorded a $0.5 million charge for migration costs in the first nine months of 2012, compared with $14.8 million in the same period of 2011.

•	In the first nine months of 2012, $1.5 million in other special items was recorded in other segments, compared with $0.7 million in the same period of 2011.

Charge for impairment of goodwill and intangible assets: $201.5 million in the first nine months of 2012.

•

A non-cash goodwill impairment charge totalling $157.0 million (without any tax consequences) was recorded in the third quarter of 2012 in the News Media and Leisure and Entertainment segments. A $30.0 million non-cash charge for impairment of mastheads and customer relationships was also recognized during the period in the News Media segment. These charges are explained in greater detail in the discussion of the third quarter 2012 consolidated results.

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The costs of magazine publishing activities have been adversely affected as a result of new tariffs adopted in 2012 with respect to business contributions for costs related to waste recovery services provided by Québec municipalities. Accordingly, the Corporation reviewed its business plan for the segment and determined that goodwill was no longer fully recoverable. A $14.5 million non-cash goodwill impairment charge (without any tax consequences) was therefore recorded in the first quarter of 2012.

Loss on debt refinancing: $7.3 million in the first nine months of 2012 compared with $6.6 million in the same period of 2011, a $0.7 million unfavourable variance.

•

In the first quarter of 2012, Videotron redeemed all of its 6 7/8% Senior Notes maturing in January 2014 in the aggregate principal amount of US$395.0 million. During the same period, Quebecor Media redeemed US$260.0 million principal amount of its 7 3/4% Senior Notes maturing in March 2016 and settled the related hedging contracts. The transactions generated a total $7.3 million loss on debt refinancing.

•

On July 18, 2011, Videotron redeemed and withdrew US$255.0 million principal amount of its issued and outstanding 6 7/8% Senior Notes maturing in 2014 and settled related hedges. The transaction generated a $2.7 million gain on debt refinancing.

•

On February 15, 2011, Sun Media Corporation redeemed and withdrew the entirety of its 7 5/8% Senior Notes in the aggregate principal amount of US$205.0 million and settled related hedges. The transaction generated a $9.3 million loss on debt refinancing.

Income tax expense: $141.2 million (effective tax rate of 26.1%, considering only taxable and deductible items) in the first nine months of 2012 compared with $85.0 million (effective tax rate of 28.0%) in the same period of 2011.

•	The $56.2 million unfavourable variance was due primarily to the increase in taxable income.

Free cash flows from continuing operating activities

Free cash flows from continuing operating activities: $182.8 million in the third quarter of 2012 compared with $152.5 million in the same period of 2011 (Table 3).

•	The $30.3 million favourable variance was mainly due to:

•	$28.5 million increase in operating income;

•	$28.4 million decrease in additions to property, plant and equipment and in acquisitions of intangible assets, due primarily to lower investments by the Telecommunications segment in its 4G network;

•	$7.9 million favourable variance in net change in non-cash balances related to operations;

•	$6.7 million decrease in cash interest expense.

Partially offset by:

•	$28.6 million increase in cash portion of charge for restructuring of operations, impairment of assets and other special items;

•	$10.2 million increase in current income taxes.

Free cash flows from continuing operating activities: $257.8 million in the first nine months of 2012 compared with $75.1 million in the same period of 2011 (Table 3).

•	The $182.7 million favourable variance was mainly due to:

•	$144.9 million favourable variance in net change in non-cash balances related to operations, mainly because of favourable variances in inventory and income tax liabilities;

•	$66.1 million increase in operating income;

•	$28.1 million decrease in additions to property, plant and equipment and in acquisitions of intangible assets, mainly due to lower investments by the Telecommunications segment in its 4G network.

Partially offset by:

•	$41.1 million unfavourable variance in current income taxes;

•	$15.0 million increase in cash portion of charge for restructuring of operations, impairment of assets and other special items.

Table 3

Free cash flows from continuing operating activities

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011
Cash flows from segment operations:
Telecommunications	$126.0	$64.1	$354.4	$226.1
News Media	19.6	25.4	63.0	88.0
Broadcasting	0.3	(5.5)	0.8	4.0
Leisure and Entertainment	6.6	7.9	1.2	11.2
Interactive Technologies and Communications	(0.4)	2.7	3.4	1.7
Head Office and other	0.5	(0.1)	3.6	2.6

	152.6	94.5	426.4	333.6
Cash interest expense[1]	(71.9)	(78.6)	(223.8)	(226.3)
Cash portion of charge for restructuring of operations, impairment of assets and other special items	(31.8)	(3.2)	(33.1)	(18.1)
Current income taxes	(10.4)	(0.2)	(36.2)	4.9
Other	(0.7)	2.9	0.1	1.5
Net change in non-cash balances related to operations	145.0	137.1	124.4	(20.5)

Free cash flows from continuing operating activities	$182.8	$152.5	$257.8	$75.1

[1]	Interest on long-term debt, foreign currency translation on short-term monetary items and other interest expenses.

Table 4

Reconciliation of cash flows from segment operations to operating income

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011
Operating income	$350.6	$322.1	$1,030.7	$964.6
Additions to property, plant and equipment	(185.7)	(207.1)	(551.5)	(573.8)
Acquisitions of intangible assets	(16.0)	(23.0)	(58.9)	(64.7)
Proceeds from disposal of assets	3.7	2.5	6.1	7.5

Cash flows from segment operations	$152.6	$94.5	$426.4	$333.6

SEGMENTED ANALYSIS

Telecommunications

Third quarter 2012 operating results

Revenues: $659.2 million, an increase of $47.6 million (7.8%).

•

Combined revenues from all cable television services increased $16.3 million (6.4%) to $269.1 million, due primarily to customer base growth and to higher ARPU resulting from increases in some rates, leasing of digital set-top boxes, and an increase in subscriptions to high definition broadcasting packages.

•	Revenues from Internet access services increased $18.5 million (10.5%) to $194.1 million. The favourable variance was mainly due to customer growth and increases in some rates.

•	Revenues from cable telephony service increased $4.1 million (3.7%) to $113.8 million, primarily as a result of customer base growth and more lines per customer.

•	Revenues from mobile telephony service increased $13.3 million (41.8%) to $45.1 million, essentially due to customer growth.

•	Revenues of Videotron Business Solutions increased $0.9 million (5.9%) to $16.2 million.

•	Revenues from customer equipment sales decreased $4.7 million (-33.8%) to $9.2 million, mainly because of campaigns promoting cable television equipment leasing.

•	Revenues of Le SuperClub Vidéotron ltée (“Le SuperClub Vidéotron”) decreased $0.6 million (-11.5%) to $4.6 million, mainly as a result of store closures.

•	Other revenues decreased $0.2 million (-2.7%) to $7.1 million.

ARPU: $112.32 in the third quarter of 2012 compared with $104.33 in the same period of 2011, an increase of $7.99 (7.7%).

Customer statistics

Revenue generating units – As of September 30, 2012, the total number of revenue generating units stood at 4,857,900, an increase of 101,100 (2.1%) from the end of the previous quarter, compared with an increase of 169,900 in the third quarter of 2011 (Table 5). It should be noted that the third quarter of 2011 was affected by the introduction of a new marketing approach and the end of over-the-air transmission of analog television signals. In the 12-month period ended September 30, 2012, the number of revenue generating units increased by 264,600 (5.8%). Revenue generating units are the sum of cable television, cable and mobile Internet access, and cable telephony service subscriptions and subscriber connections to the mobile telephony service.

Cable television – The combined customer base for all of Videotron’s cable television services increased by 15,000 (0.8%) in the third quarter of 2012, compared with 43,500 in the same quarter of 2011, and by 8,700 (0.5%) during the 12-month period ended September 30, 2012 (Table 5). At the end of the third quarter of 2012, Videotron had 1,852,900 customers for its cable television services. The household penetration rate (number of subscribers as a proportion of total homes passed by Videotron’s network, i.e., 2,690,600 homes as of the end of September 2012 compared with 2,647,700 one year earlier) was 68.9% versus 69.7% a year earlier.

•

As of September 30, 2012, the number of subscribers to the illico Digital TV service stood at 1,457,800, a quarterly increase of 32,800 or 2.3%, compared with a 77,700-subscriber increase in the third quarter of 2011, and a 12-month increase of 109,700 (8.1%). As of September 30, 2012, illico Digital TV had a household penetration rate of 54.2% versus 50.9% a year earlier.

•

The customer base for analog cable television services decreased by 17,800 (-4.3%) in the third quarter of 2012, compared with a decrease of 34,200 customers in the same quarter of 2011, and by 101,000 (-20.4%) over a 12-month period, partly as a result of customer migration to illico Digital TV.

Cable Internet access – The number of subscribers to cable Internet access services stood at 1,369,600 at September 30, 2012, a quarterly increase of 28,500 (2.1%), compared with an increase of 39,900 in the third quarter of 2011, and a 12-month increase of 63,200 (4.8%) (Table 5). At September 30, 2012, Videotron’s cable Internet access services had a household penetration rate of 50.9% versus 49.3% a year earlier.

Cable telephony service – The number of subscribers to the cable telephony service stood at 1,249,700 as of September 30, 2012, a quarterly increase of 26,300 (2.1%), compared with a 37,800-customer increase in the third quarter of 2011, and a 12-month increase of 70,300 (6.0%) (Table 5). At September 30, 2012, the cable telephony service had a household penetration rate of 46.4% versus 44.5% a year earlier.

Mobile telephony service – As of September 30, 2012, the number of subscriber connections to the mobile telephony service stood at 378,300, an increase of 30,700 (8.8%) from the end of the previous quarter, compared with an increase of 47,500 connections in the third quarter of 2011, and a 12-month increase of 120,200 (46.6%).

Table 5

Telecommunications segment quarter-end customer numbers for the last eight quarters

(in thousands of customers)

	Sept. 2012	June 2012	Mar. 2012	Dec. 2011	Sept. 2011	June 2011	Mar. 2011	Dec. 2010
Cable television :
Analog	395.1	412.9	436.5	460.7	496.1	530.3	564.9	592.0
Digital	1,457.8	1,425.0	1,417.5	1,400.8	1,348.1	1,270.4	1,243.7	1,219.6

	1,852.9	1,837.9	1,854.0	1,861.5	1,844.2	1,800.7	1,808.6	1,811.6
Cable Internet	1,369.6	1,341.1	1,340.5	1,332.5	1,306.4	1,266.5	1,263.6	1,252.1
Cable telephony	1,249.7	1,223.4	1,212.5	1,205.3	1,179.4	1,141.6	1,129.8	1,114.3
Mobile telephony[1]	378.3	347.6	312.8	290.6	258.1	210.6	164.7	136.1
Internet over wireless[2]	7.4	6.8	5.9	5.6	5.2	4.0	3.6	2.3

Total (revenue generating units)	4,857.9	4,756.8	4,725.7	4,695.5	4,593.3	4,423.4	4,370.3	4,316.4

[1]	In thousands of subscriber connections
[2]	Internet over wireless subscriptions have been added to revenue generating units because of recent growth.

Operating income: $309.9 million, an increase of $34.5 million (12.5%).

•	The increase in operating income was mainly due to:

•	Impact of revenue increase.

Partially offset by:

•	increases in some operating expenses, including marketing expenses and customer service costs incurred to support customer base growth.

Cost/revenue ratio: Operating costs for all Telecommunications segment operations, expressed as a percentage of revenues, were 53.0% in the third quarter of 2012, compared with 55.0% in the same period of 2011.

•

The decrease was mainly due to the impact of revenue growth (since the fixed component of operating costs does not fluctuate in proportion to revenues), partially offset by increases in some operating expenses.

Year-to-date operating results

Revenues: $1.96 billion, an increase of $160.9 million (9.0%), essentially due to the same factors as those noted above in the discussion of third quarter 2012 results.

•	Combined revenues from all cable television services increased $54.1 million (7.2%) to $805.0 million.

•	Revenues from Internet access services increased $61.9 million (12.0%) to $576.9 million.

•	Revenues from cable telephone service increased $13.4 million (4.1%) to $338.6 million.

•	Revenues from mobile telephone service increased $45.0 million (57.3%) to $123.5 million.

•	Revenues of Videotron Business Solutions increased $2.3 million (4.9%) to $48.8 million.

•	Revenues from customer equipment sales decreased $13.8 million (-32.7%) to $28.4 million.

•	Revenues of Le SuperClub Vidéotron decreased $1.4 million (-9.0%) to $14.1 million.

•	Other revenues decreased $0.4 million (-1.8%) to $21.8 million.

ARPU: $110.76 in the first nine months of 2012 compared with $102.32 in the same period of 2011, an increase of $8.44 (8.2%).

Customer statistics

Revenue generating units – 162,400-unit increase (3.5%) in the first nine months of 2012, compared with a 276,900-unit increase in the same period of 2011.

Cable television – 8,600 (-0.5%) decrease in the combined customer base for all of Videotron’s cable television services in the first nine months of 2012, compared with a 32,600-customer increase in the same period of 2011.

•	Subscriptions to illico Digital TV service increased by 57,000 (4.1%) in the first nine months of 2012 compared with an increase of 128,500 in the same period of 2011.

•	Subscriptions to analog cable television services decreased by 65,600 (-14.2%) compared with a decrease of 95,900 in the first nine months of 2011.

Cable Internet access – 37,100-customer increase (2.8%) in the first nine months of 2012, compared with 54,300 in the same period of 2011.

Cable telephony service – 44,400-customer increase (3.7%) in the first nine months of 2012, compared with 65,100 in the same period of 2011.

Mobile telephony service – 87,700 (30.2%) increase in subscriber connections in the first nine months of 2012 compared with 122,000 in the same period of 2011.

Operating income: $914.6 million, an increase of $110.5 million (13.7%).

•	The increase in operating income was mainly due to:

•	impact of revenue increase.

Partially offset by:

•	increases in some operating expenses, related mainly to maintenance of the 4G network, customer service costs and marketing expenses;

•	$6.2 million increase in stock-based compensation charge.

Cost/revenue ratio: Operating costs for all Telecommunications segment operations, expressed as a percentage of revenues, were 53.3% in the first nine months of 2012 compared with 55.2% in the same period of 2011. The decrease was due to the same factors as those noted above in the discussion of third quarter 2012 operating results.

Cash flows from operations

Quarterly cash flows from segment operations: $126.0 million compared with $64.1 million in the third quarter of 2011 (Table 6).

•

The $61.9 million increase was due to the $34.5 million increase in operating income and the $19.7 million decrease in additions to property, plant and equipment, mainly reflecting lower investment in the 4G network and in network modernization, as well as the $5.8 million decrease in acquisitions of intangible assets.

Year-to-date cash flows from segment operations: $354.4 million compared with $226.1 million in the same period of 2011 (Table 6).

•	The $128.3 million increase was due primarily to the $110.5 million increase in operating income and the $12.3 million decrease in additions to property, plant and equipment.

Table 6: Telecommunications

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011
Operating income	$309.9	$275.4	$914.6	$804.1
Additions to property, plant and equipment	(174.5)	(194.2)	(519.5)	(531.8)
Acquisitions of intangible assets	(11.9)	(17.7)	(45.6)	(49.4)
Proceeds from disposal of assets	2.5	0.6	4.9	3.2

Cash flows from segment operations	$126.0	$64.1	$354.4	$226.1

News Media

Third quarter 2012 operating results

Revenues: $227.6 million, a decrease of $7.6 million (-3.2%).

•

Advertising revenues decreased 6.9%; circulation revenues decreased 1.1%; combined revenues from commercial printing and other sources increased 13.2% because of higher distribution volumes from new customers; digital revenues increased 10.6%.

•	Revenues decreased 3.3% at the urban dailies and 5.9% at the community newspapers.

•	Portal revenues decreased 13.0% because of lower advertising revenues at the special-interest portals.

Operating income: $23.5 million, a decrease of $5.6 million (-19.2%).

•	The decrease was due primarily to:

•	impact of revenue decrease;

•

unfavourable impact on the third quarter 2012 comparative analysis of the recognition in the third quarter of 2011 of non-recurring gains on rationalization of postretirement benefits in the amount of $5.8 million;

•	unfavourable variance related to investments in Quebecor Media Network Inc. (“Quebecor Media Network”).

Partially offset by:

•	$5.1 million favourable impact related to restructuring initiatives announced in November 2011 and other reductions in operating expenses.

Cost/revenue ratio: Operating costs for all News Media segment operations, expressed as a percentage of revenues, were 89.7% in the third quarter of 2012 compared with 87.6% in the same period of 2011. The increase was due to the unfavourable impact of investments in Quebecor Media Network, the fixed component of operating costs, which does not fluctuate in proportion to revenue decreases, and the unfavourable impact on the third quarter 2012 comparative analysis of the recognition in the third quarter of 2011 of gains on rationalization of postretirement benefits, partially offset by the favourable impact of lower operating expenses in the third quarter of 2012.

Year-to-date operating results

Revenues: $715.5 million, a decrease of $27.3 million (-3.7%).

•

Advertising revenues decreased 6.3%; circulation revenues decreased 2.0%; digital revenues decreased 0.4%; combined revenues from commercial printing and other sources increased 11.1%, mainly because of higher volume in flyer distribution.

•	Revenues decreased 4.3% at the urban dailies and 5.2% at the community newspapers.

•

Portal revenues decreased 20.8% due, among other things, to the transfer of intercompany website development activities to the Nurun Inc. subsidiary and to lower advertising revenues. Revenues unrelated to website development decreased 15.7%.

Operating income: $76.5 million, a decrease of $26.6 million (-25.8%).

•	The decrease was due primarily to:

•	impact of revenue decrease;

•	unfavourable variance related to investments in Quebecor Media Network;

•	$6.1 million unfavourable variance in multimedia employment tax credits;

•

unfavourable impact on the third quarter 2012 comparative analysis of the recognition in the third quarter of 2011 of non-recurring gains on rationalization of postretirement benefits in the amount of $5.8 million;

•	$3.2 million increase in stock-based compensation charge.

Partially offset by:

•	$14.4 million favourable impact related to restructuring initiatives announced in November 2011 and other reductions in operating expenses.

Cost/revenue ratio: Operating costs for all News Media segment operations, expressed as a percentage of revenues, were 89.3% in the first nine months of 2012 compared with 86.1% in the same period of 2011. The increase was mainly due to the same factors as those noted above in the discussion of third quarter 2012 operating results.

Cash flows from operations

Quarterly cash flows from segment operations: $19.6 million compared with $25.4 million in the third quarter of 2011 (Table 7).

•	The $5.8 million decrease was due primarily to the $5.6 million decrease in operating income.

Year-to-date cash flows from segment operations: $63.0 million compared with $88.0 million in the same period of 2011 (Table 7).

•

The $25.0 million decrease was due primarily to the $26.6 million decrease in operating income and a $3.1 million unfavourable variance in proceeds from disposal of assets, partially offset by the $5.8 million decrease in additions to property, plant and equipment.

Table 7: News Media

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011
Operating income	$23.5	$29.1	$76.5	$103.1
Additions to property, plant and equipment	(2.0)	(2.9)	(5.5)	(11.3)
Acquisitions of intangible assets	(3.1)	(2.7)	(9.2)	(8.1)
Proceeds from disposal of assets	1.2	1.9	1.2	4.3

Cash flows from segment operations	$19.6	$25.4	$63.0	$88.0

Broadcasting

Third quarter 2012 operating results

Revenues: $99.0 million, an increase of $9.7 million (10.9%).

•	Revenues from television operations increased $11.0 million, mainly due to:

•	increased advertising and subscription revenues at the specialty channels, attributable to the TVA Sports, SUN News, LCN and Mlle channels;

•	higher advertising, production and video on demand revenues at TVA Network.

•	Total publishing revenues decreased $0.8 million, mainly because of lower newsstand and advertising revenues.

Operating income: $7.0 million compared with $3.0 million in the third quarter of 2011, an increase of $4.0 million (133.3%).

•	Operating income from television operations increased $5.0 million, mainly due to:

•	impact of increase in TVA Network’s revenues;

•	lower operating loss at SUN News.

Partially offset by:

•	operating loss at TVA Sports.

•	Operating income from publishing operations decreased by $0.9 million, mainly as a result of the impact of the revenue decrease.

Cost/revenue ratio: Operating costs for all Broadcasting segment operations, expressed as a percentage of revenues, were 92.9% in the third quarter of 2012 compared with 96.6% in the same period of 2011. The decrease was mainly due to the increase in revenues at TVA Network, since the fixed component of operating costs does not fluctuate in proportion to revenues.

Year-to-date operating results

Revenues: $332.2 million, an increase of $18.3 million (5.8%).

•	Revenues from television operations increased $21.0 million, mainly due to:

•	increased advertising and subscription revenues at the specialty channels, attributable to the TVA Sports, LCN, Mlle and SUN News channels;

•	higher advertising revenues at TVA Network.

•	Total publishing revenues decreased $2.4 million due to the same factors as those noted above in the discussion of third quarter 2012 results.

Operating income: $20.9 million, a decrease of $9.0 million (-30.1%).

•	Operating income from television operations decreased $3.8 millon, mainly due to:

•	Operating loss at TVA Sports;

•	$1.3 million increase in stock-based compensation charge.

Partially offset by:

•	impact of increased advertising and subscription revenues at the specialty channels and increased advertising revenues at TVA Network.

•	Operating income from publishing operations decreased by $5.1 million, mainly as a result of:

•

impact of recognition of a $3.1 million charge related to the adoption of new tariffs for 2010, 2011 and 2012 with respect to business contributions for costs related to waste recovery services provided by Québec municipalities, of which $2.3 million is attributable to 2010 and 2011;

•	impact of revenue decrease.

Cost/revenue ratio: Operating costs for all Broadcasting segment operations, expressed as a percentage of revenues, were 93.7% in the first nine months of 2012 compared with 90.5% in the same period of 2011. The increase in costs as a proportion of revenues was mainly due to the operating loss at TVA Sports, higher operating expenses at some other specialty channels, and recognition of costs related to waste recovery services.

Cash flows from operations

Quarterly cash flows from segment operations: $0.3 million, compared with negative $5.5 million in the same period of 2011 (Table 8). The $5.8 million favourable variance was due to the $4.0 million increase in operating income and the $1.8 million decrease in additions to property, plant and equipment and in acquisitions of intangible assets.

Year-to-date cash flows from segment operations: $0.8 million compared with $4.0 million in the same period of 2011 (Table 8). The $3.2 million decrease was due to the $9.0 million decline in operating income, partially offset by the $5.8 million decrease in additions to property, plant and equipment and in acquisitions of intangible assets.

Table 8: Broadcasting

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011
Operating income	$7.0	$3.0	$20.9	$29.9
Additions to property, plant and equipment	(5.8)	(7.1)	(17.9)	(22.5)
Acquisitions of intangible assets	(0.9)	(1.4)	(2.2)	(3.4)

Cash flows from segment operations	$0.3	$(5.5)	$0.8	$4.0

Leisure and Entertainment

Third quarter 2012 operating results

Revenues: $73.0 million, a decrease of $0.8 million (-1.1%) compared with the third quarter of 2011.

•	The Book Division’s revenues decreased by 2.4%, mainly because of lower sales of textbooks in the academic segment following completion of the education reform in Québec.

•	0.6% decrease in revenues at Archambault Group Inc. (“Archambault Group”).

Operating income: $8.9 million, a decrease of $2.6 million (-22.6%) compared with the third quarter of 2011, due primarily to the impact of the decrease in revenues and the increases in some operating expenses.

Year-to-date operating results

Revenues: $203.0 million, a decrease of $3.7 million (-1.8%).

•	Archambault Group’s revenues increased 3.0%, due mainly to:

•	15.3% increase in distribution revenues, primarily because of intercompany DVD and Blu-Ray distribution activities;

•	13.7% increase in production revenues due to concert production, including additional dates for “Le retour de nos idoles.”

Partially offset by:

•	3.2% decrease in revenues from retail sales.

•	The Book Division’s revenues decreased by 10.1%, mainly because of lower sales of textbooks in the academic segment following completion of the education reform in Québec.

Operating income: $8.1 million for the first nine months of 2012, a decrease of $10.9 million (-57.4%) compared with the same period of 2011. The unfavourable variance was due to the same factors as those noted above in the discussion of third quarter 2012 results.

Cash flows from operations

Quarterly cash flows from segment operations: $6.6 million compared with $7.9 million in the third quarter of 2011 (Table 9).

•

The $1.3 million decrease was due to the $2.6 million decrease in operating income, partially offset by the $1.3 million decrease in additions to property, plant and equipment and in acquisitions of intangible assets.

Year-to-date cash flows from segment operations: $1.2 million compared with $11.2 million in the same period of 2011 (Table 9).

•	The $10.0 million decrease was due mainly to the $10.9 million decline in operating income.

Table 9: Leisure and Entertainment

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011
Operating income	$8.9	$11.5	$8.1	$19.0
Additions to property, plant and equipment	(1.8)	(2.4)	(3.6)	(4.0)
Acquisitions of intangible assets	(0.5)	(1.2)	(3.3)	(3.8)

Cash flows from segment operations	$6.6	$7.9	$1.2	$11.2

Interactive Technologies and Communications

Third quarter 2012 operating results

Revenues: $33.7 million, an increase of $3.8 million (12.7%).

•	The increase was due mainly to:

•	higher volume from customers in North America, generated by new contracts, among other things;

•	higher volume from government customers;

•	impact of acquisition of an interactive advertising agency in the third quarter of 2011.

Offset by:

•	lower volumes in Europe.

Operating income: $0.4 million compared with $3.2 million in the third quarter of 2011. The $2.8 million unfavourable variance is mainly explained by higher labour costs due to a cumulative adjustment of the charge related to strategic personnel retention programs, partially offset by the impact of the revenue increase.

Year-to-date operating results

Revenues: $109.7 million, an increase of $24.8 million (29.2%) due essentially to the same growth factors as those noted above in the discussion of third quarter 2012 results, as well as the transfer of intercompany technological activities from the News Media segment, plus increased volume in Europe in the first nine months of 2012.

Operating income: $6.4 million, an increase of $1.0 million (18.5%). The favourable variance was mainly due to the impact of the revenue increase, partially offset by higher labour costs related to strategic personnel retention programs.

Cash flows from operations

Quarterly cash flows from segment operations: Negative $0.4 million compared with $2.7 million in the same period of 2011 (Table 10).

•	The $3.1 million unfavourable variance was mainly due to the $2.8 million decline in operating income.

Year-to-date cash flows from segment operations: $3.4 million compared with $1.7 million in the same period of 2011 (Table 10).

•	The $1.7 million increase was due to the $1.0 million increase in operating income and the $0.7 million decrease in additions to property, plant and equipment.

Table 10: Interactive Technologies and Communications

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011
Operating income	$0.4	$3.2	$6.4	$5.4
Additions to property, plant and equipment	(0.8)	(0.5)	(3.0)	(3.7)

Cash flows from segment operations	$(0.4)	$2.7	$3.4	$1.7

CASH FLOWS AND FINANCIAL POSITION

Operating activities

Third quarter of 2012

Cash flows provided by operating activities: $380.8 million in the third quarter of 2012 compared with $380.1 million in the same period of 2011.

•	Positive factors:

•	$28.5 million increase in operating income;

•	$7.9 million favourable variance in net change in non-cash balances related to operations;

•	$6.7 million decrease in cash interest expense.

•	Negative factors:

•	$28.6 million increase in cash portion of charge for restructuring of operations, impairment of assets and other special items;

•	$10.2 million increase in current income taxes.

Year to date

Cash flows provided by operating activities: $862.1 million in the first nine months of 2012 compared with $706.1 million in the same period of 2011.

•	The $156.0 million favourable variance was due mainly to:

•	$144.9 million favourable variance in net change in non-cash balances related to operations, mainly because of favourable variances in inventory and income tax liabilities;

•	$66.1 million increase in operating income.

Partially offset by:

•	$41.1 million increase in current income taxes;

•	$15.0 million increase in cash portion of charge for restructuring of operations, impairment of assets and other special items.

Working capital: Negative $51.0 million at September 30, 2012, compared with negative $71.8 million at December 31, 2011. The difference mainly reflects the increase in cash and cash equivalents, offset primarily by recognition of Quebecor Media credit facilities maturing in January 2013 under current liabilities.

Investing activities

Third quarter of 2012

Additions to property, plant and equipment: $185.7 million in the third quarter of 2012 compared with $207.1 million in the same period of 2011. The variance was mainly due to lower investments by the Telecommunications segment in the 4G network and in network modernization.

Acquisitions of intangible assets: $16.0 million in the third quarter of 2012, compared with $23.0 million in the same period of 2011, mainly reflecting the decrease in the Telecommunications segment.

Business acquisitions: $5.6 million in the third quarter of 2011, due primarily to the impact of the acquisition of a U.S. digital agency in the Interactive Technologies and Communications segment.

Disposal of businesses: $0.8 million in the third quarter of 2012 in the Broadcasting segment.

Year to date

Additions to property, plant and equipment: $551.5 million in the first nine months of 2012 compared with $573.8 million in the same period of 2011. The variance was due to the same factors as those noted above in the discussion of third quarter 2012 results.

Acquisitions of intangible assets: $58.9 million in the first nine months of 2012 compared with $64.7 million in the same period of 2011.

Business acquisitions: $0.8 million in the first nine months of 2012 compared with $55.7 million in the same period of 2011. The $54.9 million decrease mainly reflects the impact of the acquisition of community newspapers in the News Media segment and a U.S. digital agency in the Interactive Technologies and Communications segment in the first nine months of 2011.

Disposal of businesses: $18.7 million in the first nine months of 2012, reflecting the sale of the Broadcasting segment’s interest in the specialty channels mysteryTV and The Cave.

Financing activities

Consolidated debt (long-term debt plus bank borrowings): $269.0 million reduction in the first nine months of 2012; $29.4 million unfavourable net variance in assets and liabilities related to derivative financial instruments.

•	Debt reductions during the first nine months of 2012:

•	repayment by Videotron in March 2012 of all of its 6 7/8% Senior Notes, maturing in January 2014, in the aggregate principal amount of US$395.0 million;

•	repayment by Quebecor Media in March and April 2012 of US$260.0 million aggregate principal amount of its 7 3/4% Senior Notes, maturing in March 2016;

•	$239.3 million decrease in debt due to the favourable variance in the fair value of embedded derivatives, resulting mainly from interest rate and credit premium fluctuations;

•

estimated $94.3 million favourable impact of exchange rate fluctuations. Any decrease in this item is offset by an increase in the liability (or decrease in the asset) related to cross-currency swap agreements entered under “Derivative financial instruments”;

•	repayment of the $37.6 million balance on Sun Media Corporation’s term credit facility on February 3, 2012 and cancellation of the facility;

•	current payments, totalling $40.8 million, on the credit facilities and other debt of TVA Group, Quebecor Media and Videotron.

•	Summary of debt increases during the same period:

•

issuance by Videotron on March 14, 2012 of US$800.0 million aggregate principal amount of Senior Notes for net proceeds of $787.6 million, net of financing fees of $11.9 million. The Notes bear interest at 5.0% and mature on July 15, 2022.

•

Assets and liabilities related to derivative financial instruments totalled a net liability of $309.9  million at September 30, 2012, compared with a net liability of $280.5 million at December 31, 2011. The unfavourable net variance of $29.4 million was due to:

•	unfavourable impact of exchange rate fluctuations on the value of derivative financial instruments.

Partially offset by:

•	settlement of hedges by Quebecor Media following repayment of its 7 3/4% Senior Notes maturing in 2016;

•	favourable impact of interest rate trends in Canada compared with the United States.

•

On January 25, 2012, Quebecor Media amended its bank credit facilities to extend the maturity of its $100.0 million revolving credit facility from January 2013 to January 2016, and added a new $200.0 million revolving credit facility “C,” also maturing in January 2016.

•	On February 24, 2012, TVA Group amended its bank credit facilities to extend the maturity of its $100.0 million revolving credit facility from December 2012 to February 2017.

•

On June 4, 2012, Videotron made a public exchange offer for the exchange of all of its outstanding 5% Senior Notes maturing on July 15, 2022 for an equivalent principal amount of Notes registered pursuant to the Securities Act of 1933. The exchange of virtually all (99.9%) of the Notes had been completed as of July 20, 2012.

•

On October 11, 2012, Quebecor Media issued US$850.0 million aggregate principal amount of Senior Notes bearing interest at 5 3/4%, maturing in 2023, and $500.0 million aggregate principal amount of Senior Notes bearing interest at 6 5/8%, maturing in 2023. The proceeds from these issues were used to purchase for cancellation 20,351,307 common shares of Quebecor Media’s capital stock held by CDP Capital for a total cash consideration of $1.0 billion, and to redeem US$320.0 million in aggregate principal amount of its 7 3/4% Senior Notes issued in 2007 and maturing in 2016. This transaction generated a loss on debt refinancing of approximately $60.0 million (before income tax), to be recorded in the fourth quarter of 2012.

Financial Position at September 30, 2012

Net available liquidity: $1.22 billion for the Corporation and its wholly owned subsidiaries, consisting of $344.4 million in cash and $874.9 million in available unused lines of credit.

Consolidated debt: $3.43 billion at September 30, 2012, a $269.0 million decrease compared with December 31, 2011; $29.4 million unfavourable net variance in assets and liabilities related to derivative financial instruments (see “Financing activities” above).

•

Consolidated debt essentially consisted of Videotron’s $2.09 billion debt ($1.86 billion at December 31, 2011), TVA Group’s $74.6 million debt ($96.4 million at December 31, 2011), and Quebecor Media’s $1.26 billion debt ($1.71 billion at December 31, 2011). Sun Media Corporation’s debt was redeemed in full in the first quarter of 2012 ($37.4 million at December 31, 2011).

At September 30, 2012, minimum principal payments on long-term debt in the coming years are as follows:

Table 11

Minimum principal payments on Quebecor Media’s long-term debt

(excluding impact of issuance of Senior Notes on October 11, 2012)

12-month period ending on September 30

(in millions of Canadian dollars)

2013	$175.3
2014	21.9
2015	96.3
2016	1,109.9
2017	11.0
2018 and thereafter	2,418.1

Total	$3,832.5

The weighted average term of Quebecor Media’s consolidated debt was approximately 5.9 years as of September 30, 2012 (5.1 years as of December 31, 2011). The debt consists of approximately 84.5 % fixed-rate debt (84.7 % as of December 31, 2011) and 15.5 % floating-rate debt (15.3 % as of December 31, 2011).

Management of the Corporation believes that cash flows from continuing operating activities and available sources of financing should be sufficient to cover planned cash requirements for capital investments, working capital, interest payments, debt repayments, disbursements related to foreign exchange hedges, pension plan contributions, and dividends (or distributions). The Corporation has access to cash flows generated by its subsidiaries through dividends (or distributions) and through cash advances from its wholly owned subsidiaries. The Corporation believes it will be able to meet future debt maturities, which are fairly staggered over the coming years.

Pursuant to their financing agreements, the Corporation and its subsidiaries are required to maintain certain financial ratios. The key indicators listed in these financing agreements include debt service coverage ratio and debt ratio (long-term debt over operating income). At September 30, 2012, the Corporation and its subsidiaries were in compliance with all required financial ratios.

Dividends declared and paid

•	On August 8, 2012, the Board of Directors of Quebecor Media declared a $25.0 million dividend, which was paid to shareholders on August 9, 2012.

•	On November 12, 2012, the Board of Directors of Quebecor Media declared a $25.0 million dividend, which was paid to shareholders on November 13, 2012.

Analysis of consolidated balance sheet at September 30, 2012

Table 12

Consolidated balance sheet of Quebecor Media

Analysis of main variances between September 30, 2012 and December 31, 2011

(in millions of Canadian dollars)

	Sept. 30, 2012	Dec. 31, 2011	Difference	Main reason for difference
Assets
Cash and cash equivalents	$354.6	$146.4	$208.2	Cash flows in excess of investing and financing activities
Accounts receivable	547.3	602.6	(55.3)	Impact of current variances in activity
Property, plant and equipment	3,300.0	3,156.0	144.0	Additions to property, plant and equipment (see “Investing activities” above), less amortization for the period
Goodwill	3,370.0	3,543.8	(173.8)	Partial write-down of goodwill in the News Media segment, the Leisure and Entertainment segment’s Music division, and TVA Group’s publishing segment
Liabilities
Accounts payable and accrued charges	704.4	764.9	(60.5)	Impact of current variances in activity
Long-term debt, including short-term portion and bank indebtedness	3,432.9	3,701.9	(269.0)	See “Financing activities” above
Derivative financial instruments[1]	309.9	280.5	29.4	See “Financing activities” above
Net future tax liabilities[2]	618.9	514.1	104.8	Use of tax benefits and capital cost allowance in excess of book amortization

[1]	Current and long-term liabilities less long-term assets
[2]	Long-term liabilities less long-term assets

ADDITIONAL INFORMATION

Contractual Obligations

At September 30, 2012, material contractual obligations of operating activities included capital and interest payments on long-term debt, operating lease arrangements, capital asset purchases and other commitments, and obligations related to derivative financial instruments, less estimated future receipts on derivative financial instruments. Table 13 below shows a summary of these contractual obligations.

Table 13

Contractual obligations of Quebecor Media as of September 30, 2012

(in millions of Canadian dollars)

	Total	Under 1 year	1-3 years	3-5 years	5 years or more
Long-term debt[1]	$3,832.5	$175.3	$118.2	$1,120.9	$2,418.1
Interest payments[2]	1,752.1	207.8	571.4	446.6	526.3
Operating leases	395.3	61.6	89.2	62.1	182.4
Additions to property, plant and equipment and other commitments	174.4	78.8	54.5	41.1	—
Derivative financial instruments[3]	351.7	27.7	120.5	91.9	111.6

Total contractual obligations	$6,506.0	$551.2	$953.8	$1,762.6	$3,238.4

[1]	Carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest risk, embedded derivatives and financing fees.
[2]	Estimated interest payable on long-term debt, based on interest rates, hedged interest rates and hedged foreign exchange rates as of September 30, 2012.
[3]	Estimated future disbursements, net of receipts, related to foreign exchange hedging using derivative financial instruments.

On October, 30, 2012, Quebecor Media signed an agreement to install, maintain and advertise on the Société de transport de Montréal bus shelters for the next 20 years. The agreement includes, among other terms, a commitment from Quebecor Media to pay total royalties of $120.0 million over the 20-year period. This commitment could increase, based on future advertising revenues generated by the agreement.

Financial Instruments

Quebecor Media uses a number of financial instruments, mainly cash and cash equivalents, trade receivables, long-term investments, bank indebtedness, trade payables, accrued liabilities, long-term debt and derivative financial instruments.

At September 30, 2012, Quebecor Media was using derivative financial instruments to manage its exchange rate and interest rate exposure. It has entered into foreign exchange forward contracts and cross-currency interest rate swap agreements to hedge the foreign currency risk exposure on the entirety of its U.S.-dollar-denominated long-term debt. Quebecor Media also uses interest rate swaps in order to manage the impact of interest rate fluctuations on its long-term debt.

Quebecor Media has also entered into currency forward contracts in order to hedge, among other things, the foreign exchange risk on future settlement of hedging contracts and the planned purchase, in U.S. dollars, of digital set-top boxes, modems, mobile handsets and other equipment in the Telecommunications segment, including equipment for the 4G network. As well, Quebecor Media has entered into currency forward contracts in order to hedge future contractual instalments payable in euros.

Quebecor Media does not hold or use any derivative financial instruments for trading purposes.

Certain cross-currency interest rate swaps entered into by Quebecor Media include an option that allows each party to unwind the transaction on a specific date at the then settlement value.

The fair value of long-term debt and derivative financial instruments at September 30, 2012 is shown in Table 14.

Table 14

Fair value of long-term debt and derivative financial instruments

(in millions of Canadian dollars)

	September 30, 2012		December 31, 2011
	Carrying value	Fair value asset (liability)	Carrying value	Fair value asset (liability)
Long-term debt[1]	$(3,832.5)	$(4,060.7)	$(3,848.1)	$(4,002.2)
Derivative financial instruments:
Early settlement options	361.0	361.0	138.0	138.0
Interest rate swaps	(0.2)	(0.2)	(0.9)	(0.9)
Foreign exchange forward contracts	4.1	4.1	3.2	3.2
Cross-currency interest rate swaps	(313.8)	(313.8)	(282.8)	(282.8)

[1]	Carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest risk, embedded derivatives and financing fees.

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using year-end market yields or the market value of similar instruments with the same maturity.

The fair value of derivative financial instruments is estimated using valuation models that project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative financial instrument and factors observable in external market data, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect non-performance risk, impacted by the financial and economic environment prevailing at the date of the valuation in the recognized measure of the fair value of the derivative instruments, by applying a credit default premium estimated using a combination of observable and unobservable inputs in the market to a net exposure by the counterparty or by the Corporation.

The fair value of early settlement options recognized as embedded derivatives is determined by option pricing models, including volatility and discount factors.

Losses (gains) on valuation and translation of financial instruments for the third quarter and the first nine months of 2012 are summarized in Table 15.

Table 15

(Gain) loss on valuation and translation of financial instruments

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011
(Gain) loss on embedded derivatives and derivative financial instruments for which hedge accounting is not used	$(117.7)	$33.6	$(241.5)	$26.0
Loss on ineffective portion of fair value hedges	—	0.8	—	1.9

	$(117.7)	$34.4	$(241.5)	$27.9

Gains of $5.8 million and $31.2 million on cash flow hedges were recorded under Other comprehensive income in the third quarter and first nine months of 2012 respectively ($19.4 million and $13.4 million in the third quarter and first nine months of 2011 respectively).

Related Party Transactions

The following describes transactions in which the Corporation and its directors, executive officers and affiliates are involved. The Corporation believes that each of the transactions described below was on terms no less favourable to Quebecor Media than could have been obtained from independent third parties.

Operating transactions

In the third quarter of 2012, the Corporation and its subsidiaries made purchases and incurred rent charges from the parent corporation and affiliated corporations in the amount of $2.8 million ($2.6 million in same period of 2011), which are included in cost of sales and selling and administrative expenses. The Corporation and its subsidiaries made sales to affiliated corporations in the amount of $0.7 million ($0.6 million in the third quarter of 2011). These transactions were concluded and accounted for at the exchange amount.

During the first nine months of 2012, the Corporation and its subsidiaries made purchases and incurred rent charges from the parent corporation and affiliated corporations in the amount of $10.0 million ($8.3 million in the first nine months of 2011), which are included in cost of sales, selling and administrative expenses. The Corporation and its subsidiaries made sales to affiliated corporations in the amount of $2.7 million ($2.2 million in the first nine months of 2011). These transactions were concluded and accounted for at the exchange amount.

Management arrangements

The parent corporation has entered into management arrangements with the Corporation. Under these management arrangements, the parent corporation and the Corporation provide management services to each other on a cost-reimbursement basis. The expenses subject to reimbursement include the salaries of the Corporation’s executive officers, who also serve as executive officers of the parent corporation.

In the third quarter of 2012, the Corporation received an amount of $0.4 million, which is included as a reduction in cost of sales, selling and administrative expenses ($0.5 million in the third quarter of 2011), and incurred management fees of $0.3 million ($0.3 million in the third quarter of 2011) with the Corporation’s shareholders.

For the nine-month period ended September 30, 2012, the Corporation received an amount of $1.2 million, which is included as a reduction in selling and administrative expenses ($1.5 million in the same period of 2011), and incurred management fees of $0.8 million ($0.8 million in the same period of 2011) with the Corporation’s shareholders.

Cautionary Statement regarding Forward-Looking Statements

This quarterly report contains forward-looking statements with respect to the Corporation’s financial condition, results of operations, business, and some of its plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which the Corporation operates, as well as beliefs and assumptions made by its management. Such statements include, in particular, statements about the Corporation’s plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek,” or the negatives of those terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Corporation believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: the Corporation’s anticipated business strategies; anticipated trends in its business; anticipated reorganizations of any of its segments or businesses, and any related restructuring provisions or impairment charges; and its ability to continue to control costs. The Corporation can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

•	Quebecor Media’s ability to continue developing its network and related mobile offering;

•	general economic, financial or market conditions and variations in the businesses of Quebecor Media’s local, regional or national newspapers and broadcasting advertisers;

•	the intensity of competitive activity in the industries in which Quebecor Media operates;

•	fragmentation of the media landscape;

•	new technologies that would change consumer behaviour with respect to Quebecor Media’s products;

•

unanticipated higher capital spending required for developing its network or to address continued development of competitive alternative technologies, or the inability to obtain additional capital to continue the development of Quebecor Media’s business;

•	Quebecor Media’s ability to implement successfully its business and operating strategies and to manage its growth and expansion;

•	Quebecor Media’s ability to successfully restructure its newspaper operations to optimize their efficiency in the context of the changing newspaper industry;

•	disruptions to the network through which Quebecor Media provides its digital television, Internet access and telephony services, and its ability to protect such services from piracy;

•	labour disputes or strikes;

•	changes in Quebecor Media’s ability to obtain services and equipment critical to its operations;

•

changes in laws and regulations, or in their interpretations, which could result, among other things, in the loss (or reduction in value) of Quebecor Media’s licences or markets, or in an increase in competition, compliance costs, or capital expenditures;

•	Quebecor Media’s substantial indebtedness, the tightening of credit markets, and the restrictions on its business imposed by the terms of its debt; and

•	interest rate fluctuations that could affect Quebecor Media’s interest-payment requirements on long-term debt.

The Corporation cautions investors and others that the above list of cautionary statements is not exhaustive. These and other factors are discussed in the Annual Report on Form 20-F, under the section “Item 3. Key Information – Risk Factors.” Each of these forward-looking statements speaks only as of the date of this report. The Corporation disclaims any obligation to update these statements unless applicable securities laws require us to do so. The Corporation advises investors and others to consult any documents it may file with or furnish to the Commission.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars) (unaudited)		Three months ended September 30		Nine months ended September 30
	Note	2012	2011	2012	2011
Revenues	2
Telecommunications		$659.2	$611.6	$1,956.8	$1,795.9
News Media		227.6	235.2	715.5	742.8
Broadcasting		99.0	89.3	332.2	313.9
Leisure and Entertainment		73.0	73.8	203.0	206.7
Interactive Technologies and Communications		33.7	29.9	109.7	84.9
Inter-segment		(33.4)	(25.0)	(107.7)	(85.5)

		1,059.1	1,014.8	3,209.5	3,058.7
Cost of sales, selling and administrative expenses	3	708.5	692.7	2,178.8	2,094.1
Amortization		146.0	130.3	430.9	372.0
Financial expenses	4	75.5	81.9	234.7	235.5
(Gain) loss on valuation and translation of financial instruments	5	(117.7)	34.4	(241.5)	27.9
Restructuring of operations, impairment of assets and other special items	6	39.7	2.9	28.8	19.0
Impairment of goodwill and intangible assets	7	187.0	—	201.5	—
(Gain) loss on debt refinancing	8	—	(2.7)	7.3	6.6

Income before income taxes		20.1	75.3	369.0	303.6
Income taxes:
Current		10.4	0.2	36.2	(4.9)
Deferred		39.6	24.1	105.0	89.9

		50.0	24.3	141.2	85.0

Net (loss) income		$(29.9)	$51.0	$227.8	$218.6

Attributable to:
Shareholders		$(30.9)	$51.0	$234.3	$211.3
Non-controlling interests		1.0	—	(6.5)	7.3

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars) (unaudited)		Three months ended September 30		Nine months ended September 30
	Note	2012	2011	2012	2011
Net (loss) income		$(29.9)	$51.0	$227.8	$218.6

Other comprehensive income:
(Loss) gain on translation of net investments in foreign operations		(2.9)	0.8	(3.7)	1.6
Cash flow hedges:
Gain on valuation of derivative financial instruments		5.8	19.4	31.2	13.4
Deferred income taxes		2.3	(10.0)	1.4	(7.1)
Defined benefit plans:
Net change in asset limit or in minimum funding liability		—	(0.1)	—	(0.3)
Deferred income taxes		—	—	—	0.1
Reclassification to income:	8
Other comprehensive income related to cash flow hedges		—	0.8	(3.3)	0.8
Deferred income taxes		—	(0.2)	(1.2)	(0.2)

		5.2	10.7	24.4	8.3

Comprehensive (loss) income		$(24.7)	$61.7	$252.2	$226.9

Attributable to:
Shareholders		$(25.7)	$61.7	$258.7	$219.7
Non-controlling interests		1.0	—	(6.5)	7.2

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION

(in millions of Canadian dollars) (unaudited)	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011

Net (loss) income before amortization, financial expenses, (gain) loss on valuation and translation of financial instruments, restructuring of operations, impairment of assets and other special items, impairment of goodwill and intangible assets, (gain) loss on debt refinancing and income taxes

Telecommunications	$309.9	$275.4	$914.6	$804.1
News Media	23.5	29.1	76.5	103.1
Broadcasting	7.0	3.0	20.9	29.9
Leisure and Entertainment	8.9	11.5	8.1	19.0
Interactive Technologies and Communications	0.4	3.2	6.4	5.4
Head Office	0.9	(0.1)	4.2	3.1

	$350.6	$322.1	$1,030.7	$964.6

Amortization
Telecommunications	$123.2	$108.0	$359.9	$307.9
News Media	13.8	14.3	43.0	41.1
Broadcasting	5.5	4.4	16.1	12.8
Leisure and Entertainment	2.4	2.4	7.5	6.8
Interactive Technologies and Communications	1.0	0.9	3.8	2.5
Head Office	0.1	0.3	0.6	0.9

	$146.0	$130.3	$430.9	$372.0

Additions to property, plant and equipment
Telecommunications	$174.5	$194.2	$519.5	$531.8
News Media	2.0	2.9	5.5	11.3
Broadcasting	5.8	7.1	17.9	22.5
Leisure and Entertainment	1.8	2.4	3.6	4.0
Interactive Technologies and Communications	0.8	0.5	3.0	3.7
Head Office	0.8	—	2.0	0.5

	$185.7	$207.1	$551.5	$573.8

Additions to intangible assets
Telecommunications	$11.9	$17.7	$45.6	$49.4
News Media	3.1	2.7	9.2	8.1
Broadcasting	0.9	1.4	2.2	3.4
Leisure and Entertainment	0.5	1.2	3.3	3.8
Inter-segment	(0.4)	—	(1.4)	—

	$16.0	$23.0	$58.9	$64.7

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

(in millions of Canadian dollars)

(unaudited)

	Equity attributable to shareholders				Equity attributable to non- controlling interests	Total equity
	Capital stock	Contributed surplus	Deficit	Accumulated other com- prehensive income
	(note 9)			(note 11)
Balance as of December 31, 2010	$1,752.4	$3,176.6	$(2,270.2)	$24.6	$131.8	$2,815.2
Net income	—	—	211.3	—	7.3	218.6
Other comprehensive income (loss)	—	—	(0.1)	8.5	(0.1)	8.3
Issuance of shares to a subsidiary	—	—	—	—	1.0	1.0
Dividends	—	—	(75.0)	—	(1.1)	(76.1)

Balance as of September 30, 2011	1,752.4	3,176.6	(2,134.0)	33.1	138.9	2,967.0
Net income	—	—	162.7	—	5.5	168.2
Other comprehensive loss	—	—	(58.7)	(17.8)	(8.1)	(84.6)
Dividends	—	—	(25.0)	—	(0.1)	(25.1)

Balance as of December 31, 2011	1,752.4	3,176.6	(2,055.0)	15.3	136.2	3,025.5
Net income	—	—	234.3	—	(6.5)	227.8
Other comprehensive income	—	—	—	24.4	—	24.4
Dividends	—	—	(75.0)	—	(0.2)	(75.2)
Acquisition of non-controlling interests	—	(0.3)	—	—	0.3	—
Reclassification of stated capital (note 9)	3,175.0	(3,175.0)	—	—	—	—

Balance as of September 30, 2012	$4,927.4	$1.3	$(1,895.7)	$39.7	$129.8	$3,202.5

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars) (unaudited)		Three months ended September 30		Nine months ended September 30
	Note	2012	2011	2012	2011
Cash flows related to operating activities
Net (loss) income		$(29.9)	$51.0	$227.8	$218.6
Adjustments for:
Amortization of property, plant and equipment		111.9	98.8	329.2	283.4
Amortization of intangible assets		34.1	31.5	101.7	88.6
(Gain) loss on valuation and translation of financial instruments	5	(117.7)	34.4	(241.5)	27.9
Gain on business disposals	6	—	—	(12.9)	—
Impairment of assets	6	7.5	0.3	7.5	1.5
Impairment of goodwill and intangible assets	7	187.0	—	201.5	—
(Gain) loss on debt refinancing	8	—	(2.7)	7.3	6.6
Amortization of financing costs and long-term debt discount	4	3.6	3.3	10.9	9.2
Deferred income taxes		39.6	24.1	105.0	89.9
Other		(0.3)	2.3	1.2	0.9

		235.8	243.0	737.7	726.6
Net change in non-cash balances related to operating activities		145.0	137.1	124.4	(20.5)

Cash flows provided by operating activities		380.8	380.1	862.1	706.1

Cash flows related to investing activities
Business acquisitions, net of cash and cash equivalents		—	(5.6)	(0.8)	(55.7)
Business disposals, net of cash and cash equivalents	6	0.8	—	18.7	—
Additions to property, plant and equipment		(185.7)	(207.1)	(551.5)	(573.8)
Additions to intangible assets		(16.0)	(23.0)	(58.9)	(64.7)
Proceeds from disposals of assets		3.7	2.5	6.1	7.5
Other		0.3	0.3	(0.6)	(1.7)

Cash flows used in investing activities		(196.9)	(232.9)	(587.0)	(688.4)

Cash flows related to financing activities
Net change in bank indebtedness		(4.9)	2.0	(4.0)	(1.3)
Net change under revolving credit facilities		(0.5)	(10.0)	(19.5)	(5.9)
Issuance of long-term debt, net of financing fees	8	—	294.9	787.6	614.8
Repayment of long-term debt	8	(6.4)	(254.7)	(715.0)	(480.6)
Settlement of hedging contracts	8	3.6	(54.8)	(40.5)	(160.2)
Dividends		(25.0)	(25.0)	(75.0)	(75.0)
Dividends paid to non-controlling interest		(0.2)	—	(0.2)	(1.1)
Other		—	—	0.2	1.0

Cash flows used in financing activities		(33.4)	(47.6)	(66.4)	(108.3)

Net change in cash and cash equivalents		150.5	99.6	208.7	(90.6)
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies		(0.3)	—	(0.5)	0.3
Cash and cash equivalents at beginning of period		204.4	52.8	146.4	242.7

Cash and cash equivalents at end of period		$354.6	$152.4	$354.6	$152.4

Cash and cash equivalents consist of
Cash		$29.7	$40.4	$29.7	$40.4
Cash equivalents		324.9	112.0	324.9	112.0

		$354.6	$152.4	$354.6	$152.4

Interest and taxes reflected as operating activities
Cash interest payments		$16.0	$21.5	$165.0	$175.5
Cash income tax payments (net of refunds)		(1.5)	(3.7)	6.0	30.3

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)	Note	September 30 2012	December 31 2011
Assets

Current assets
Cash and cash equivalents		$354.6	$146.4
Accounts receivable		547.3	602.6
Income taxes		12.5	29.0
Amounts receivable from the parent company		6.8	17.4
Inventories		260.3	283.6
Prepaid expenses		40.3	30.5

		1,221.8	1,109.5

Non-current assets
Property, plant and equipment		3,300.0	3,156.0
Intangible assets		953.9	1,041.0
Goodwill	7	3,370.0	3,543.8
Derivative financial instruments		21.1	34.9
Deferred income taxes		27.7	20.6
Other assets		89.5	92.9

		7,762.2	7,889.2

Total assets		$8,984.0	$8,998.7

Liabilities and equity

Current liabilities
Bank indebtedness		$—	$4.0
Accounts payable and accrued charges		704.4	764.9
Provisions		51.4	33.7
Deferred revenue		297.3	295.7
Income taxes		15.4	2.7
Derivative financial instruments		29.0	—
Current portion of long-term debt	8	175.3	80.3

		1,272.8	1,181.3

Non-current liabilities
Long-term debt	8	3,257.6	3,617.6
Derivative financial instruments		302.0	315.4
Other liabilities		302.5	324.2
Deferred income taxes		646.6	534.7

		4,508.7	4,791.9
Equity
Capital stock	9	4,927.4	1,752.4
Contributed surplus	9	1.3	3,176.6
Deficit		(1,895.7)	(2,055.0)
Accumulated other comprehensive income	11	39.7	15.3

Equity attributable to shareholders		3,072.7	2,889.3
Non-controlling interests		129.8	136.2

		3,202.5	3,025.5
Subsequent events	12

Total liabilities and equity		$8,984.0	$8,998.7

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three-month and nine-month periods ended September 30, 2012 and 2011

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

Quebecor Media Inc. (“Quebecor Media” or the “Corporation”) is incorporated under the laws of Québec and is a subsidiary of Quebecor Inc. (“Quebecor” or the “parent corporation”). The Corporation’s head office and registered office is located at 612 rue Saint-Jacques, Montréal (Québec), Canada.

The Corporation is engaged, through its subsidiaries, in the following industry segments: Telecommunications, News Media, Broadcasting, Leisure and Entertainment, and Interactive Technologies and Communications. The Telecommunications segment offers television distribution, Internet, business solutions, cable and mobile telephony services in Canada, operates in the rental of movies and televisual products through its video-on-demand service and its distribution and rental stores, and operates specialized Internet sites. The News Media segment produces original content in Canada for all of Quebecor Media’s platforms. Its operations include the printing, publishing and distribution of daily newspapers, weekly newspapers and commercial inserts in Canada, and the operation of Internet sites in Canada, including French- and English-language portals and specialized sites. The Broadcasting segment operates general-interest television networks, specialized television networks, magazine publishing, and movie distribution businesses in Canada. The Leisure and Entertainment segment combines book publishing and distribution, retail sales of CDs, books, DVD and Blu-ray units, musical instruments and magazines in Canada, online sales of downloadable music and books, music streaming service and music production and distribution in Canada. The Interactive Technologies and Communications segment offers e-commerce solutions through a combination of strategies, technology integration, IP solutions and creativity on the Internet and is active in Canada, the United States, Europe and Asia.

Some of the Corporation’s businesses experience significant seasonality due, among other factors, to seasonal advertising patterns and influences on people’s viewing, reading and listening habits. Because the Corporation depends on the sale of advertising for a significant portion of its revenue, operating results are also sensitive to prevailing economic conditions, including changes in local, regional and national economic conditions, particularly as they may affect advertising expenditures. In addition, in some of the Corporation’s segments, a component of sales is based on one-time retail transactions rather than subscriptions or long-term agreements, and therefore is influenced by vulnerability to seasonal weather changes. Accordingly, the results of operations for interim periods should not necessarily be considered indicative of full-year results due to the seasonality of certain operations.

1.	BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). In particular, these consolidated financial statements were prepared in accordance with IAS 34, Interim Financial Reporting, and accordingly, they are condensed consolidated financial statements because they do not include all disclosures required under IFRS for annual consolidated financial statements. These condensed consolidated financial statements should be read in conjunction with the Corporation’s 2011 annual consolidated financial statements, which contain a description of the accounting policies used in the preparation of these financial statements.

These condensed consolidated financial statements were approved for issue by the Board of Directors of Quebecor Inc. on November 12, 2012.

Comparative figures for previous periods have been restated to conform to the presentation adopted for the three-month and nine-month periods ended September 30, 2012.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2012 and 2011

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

2.	REVENUES

The breakdown of revenues between services rendered and product sales is as follows:

	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011
Services rendered	$897.4	$862.0	$2,752.5	$2,603.8
Product sales	161.7	152.8	457.0	454.9

	$1,059.1	$1,014.8	$3,209.5	$3,058.7

3.	COST OF SALES, SELLING AND ADMINISTRATIVE EXPENSES

The main components are as follows:

	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011
Employee costs	$281.6	$279.2	$885.1	$827.3
Royalties, rights and creation costs	149.3	144.3	483.0	448.8
Cost of retail products	70.5	75.5	207.2	238.1
Marketing, circulation and distribution expenses	42.8	46.4	142.6	147.7
Service and printing contracts	62.3	53.7	174.6	147.8
Paper, ink and printing supplies	26.7	26.5	84.7	80.7
Other	104.6	97.2	292.5	291.4

	737.8	722.8	2,269.7	2,181.8
Employee costs capitalized to property, plant and equipment and intangible assets	(29.3)	(30.1)	(90.9)	(87.7)

	$708.5	$692.7	$2,178.8	$2,094.1

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2012 and 2011

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

4.	FINANCIAL EXPENSES

	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011
Interest on long-term debt	$73.2	$75.7	$223.5	$225.6
Amortization of financing costs and long-term debt discount	3.6	3.3	10.9	9.2
(Gain) loss on foreign currency translation on short-term monetary items	(0.8)	2.9	2.0	1.9
Other	(0.5)	–	(1.7)	(1.2)

	$75.5	$81.9	$234.7	$235.5

5.	(GAIN) LOSS ON VALUATION AND TRANSLATION OF FINANCIAL INSTRUMENTS

	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011
(Gain) loss on embedded derivatives and derivative financial instruments for which hedge accounting is not used	$(117.7)	$33.6	$(241.5)	$26.0
Loss on the ineffective portion of fair value hedges	–	0.8	–	1.9

	$(117.7)	$34.4	$(241.5)	$27.9

6.	RESTRUCTURING OF OPERATIONS, IMPAIRMENT OF ASSETS AND OTHER SPECIAL ITEMS

Telecommunications

During the nine-month period ended September 30, 2012, Videotron Ltd. (“Videotron”) has recorded costs of $0.5 million for the migration of its pre-existing Mobile Virtual Network Operator subscribers to its new mobile network ($0.3 million and $14.8 million in the respective three-month and nine-month periods ended September 30, 2011).

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2012 and 2011

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

6.	RESTRUCTURING OF OPERATIONS, IMPAIRMENT OF ASSETS AND OTHER SPECIAL ITEMS (continued)

News Media

In recent years, the News Media segment has implemented various restructuring initiatives to reduce operating costs and in particular, during the third quarter of 2012, the News Media segment announced the reorganization of its editorial, advertising and industrial operations in Canada. As a result of these initiatives, restructuring costs of $31.8 million, mainly for the reduction of positions, were recorded in the three-month period ended September 30, 2012 ($2.0 million in 2011). Restructuring costs were $32.1 million for the nine-month period ended September 30, 2012 ($2.0 million in 2011).

As part of these restructuring initiatives, an impairment charge of $7.5 million related to tangible and intangible assets was recorded in the three-month and nine-month periods ended September 30, 2012 ($0.9 million in the nine-month period ended September 30, 2011).

Broadcasting

In the second quarter of 2012, the Broadcasting segment disposed of its interests in two specialized channels, The Cave and mysteryTV, for a total cash consideration of $17.9 million, resulting in a gain of $12.9 million. The Broadcasting segment also recorded a charge for restructuring costs and impairment of assets of $0.1 million in the nine-month period ended September 30, 2012 ($0.3 million and $0.6 million in the respective three-month and nine-month periods ended September 30, 2011).

Other segments

Other segments recorded a charge for restructuring costs, impairment of assets and other special items of $0.4 million and $1.5 million in the respective three-month and nine-month periods ended September 30, 2012 ($0.3 million and $0.7 million in the respective three-month and nine-month periods ended September 30, 2011).

7.	IMPAIRMENT OF GOODWILL AND INTANGIBLE ASSETS

News Media and Leisure and Entertainment

In October 2012, the Corporation completed its annual review of its three-year strategic plan. Continuous weak economic and market conditions in the newspaper industry and the music industry led the Corporation to perform impairment tests on the News Media and Music cash generating units (“CGU”). The Corporation concluded that the recoverable amount based on value in use was less than the carrying amount of both CGUs. Accordingly, a goodwill impairment charge of $145.0 million (without any tax consequences) and an impairment charge of $30.0 million on mastheads and customer relationships were recorded in the News Media segment and a goodwill impairment charge of $12.0 million (without any tax consequences) was recorded in the Leisure and Entertainment segment. The Corporation used pre-tax discount rates of 12.86% and 14.88% and perpetual growth rates of 0% and 0.5% to calculate the recoverable amounts of the News Media and Music CGUs, respectively.

Broadcasting

As a result of new tariffs adopted in 2012 with respect to business contributions for costs related to waste recovery services provided by Québec municipalities, the costs of the magazine publishing activities have been adversely affected. Accordingly, the Corporation reviewed its business plan for these activities and performed an impairment test on the Publishing CGU included in the Broadcasting segment. The Corporation concluded that the recoverable amount based on value in use was less than the carrying amount of the Publishing CGU and a goodwill impairment charge of $14.5 million (without any tax consequences) was recorded during the first quarter of 2012. The Corporation used a pre-tax discount rate of 16.26% and a perpetual growth rate of 1.0% to calculate the recoverable amount.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2012 and 2011

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

8.	LONG-TERM DEBT

On January 25, 2012, the Corporation amended its bank credit facilities to extend the maturity of its $100.0 million revolving credit facility from January 2013 to January 2016 and to add a new revolving credit facility “C” of $200.0 million, also maturing in January 2016.

On February 3, 2012, Sun Media Corporation repaid the balance of $37.6 million on its term loan credit facility and terminated its credit facilities.

On February 24, 2012, TVA Group Inc. (“TVA Group”) amended its bank credit facilities to extend the maturity of its $100.0 million revolving credit facility from December 2012 to February 2017.

On March 14, 2012, Videotron issued US$800.0 million aggregate principal amount of Senior Notes bearing interest at 5.0% and maturing on July 15, 2022, for a net proceeds of approximately $787.6 million, net of financing fees of $11.9 million. The Senior Notes are unsecured and contain certain restrictions on Videotron, including limitations on its ability to incur additional indebtedness, pay dividends and make other distributions. The notes are guaranteed by specific subsidiaries of Videotron and are redeemable at the option of Videotron, in whole or in part, at any time before their maturity at a price based on a make-whole formula. Videotron has fully hedged the foreign currency risk associated with the new Senior Notes by using cross-currency swaps.

In March 2012, Videotron redeemed all of its 6.875% Senior Notes due January 2014 in an aggregate principal amount of US$395.0 million for a cash consideration of $394.1 million.

In March and April 2012, Quebecor Media redeemed US$260.0 million in aggregate principal amount of its 7.75% Senior Notes due in March 2016 and settled its related hedging contracts for a total cash consideration of $304.9 million.

These refinancing transactions resulted in a total loss of $7.3 million (before income taxes) during the first quarter of 2012.

Components of long-term debt are as follows:

	September 30, 2012	December 31, 2011
Long-term debt	$3,832.5	$3,848.1
Change in fair value related to hedged interest rate risks	(0.7)	15.5
Adjustment related to embedded derivatives	(349.6)	(120.0)
Financing fees, net of amortization	(49.3)	(45.7)

	3,432.9	3,697.9
Less current portion	(175.3)	(80.3)

	$3,257.6	$3,617.6

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2012 and 2011

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

9.	CAPITAL STOCK

(a)	Authorized capital stock

An unlimited number of Common Shares, without par value;

An unlimited number of non-voting Cumulative First Preferred Shares, without par value; the number of preferred shares in each series and the related characteristics, rights and privileges are determined by the Board of Directors prior to each issue:

•

An unlimited number of Cumulative First Preferred Shares, Series A (“Preferred A Shares”), carrying a 12.5% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•

An unlimited number of Cumulative First Preferred Shares, Series B (“Preferred B Shares”), carrying a fixed cumulative preferential dividend, generally equivalent to the Corporation’s credit facility interest rate, redeemable at the option of the holder and retractable at the option of the Corporation;

•

An unlimited number of Cumulative First Preferred Shares, Series C (“Preferred C Shares”), carrying an 11.25% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•

An unlimited number of Cumulative First Preferred Shares, Series D (“Preferred D Shares”), carrying an 11.0% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•

An unlimited number of Cumulative First Preferred Shares, Series F (“Preferred F Shares”), carrying a 10.85% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•

An unlimited number of Cumulative First Preferred Shares, Series G (“Preferred G Shares”), carrying a 10.85% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

An unlimited number of non-voting Preferred Shares, Series E (“Preferred E Shares”), carrying a non-cumulative dividend subsequent to the holders of Cumulative First Preferred Shares, redeemable at the option of the holder and retractable at the option of the Corporation.

(b)	Issued and outstanding capital stock

	Common Shares
	Number	Amount
Balance as of December 31, 2011	123,602,807	$1,752.4
Increase of stated capital	–	3,175.0

Balance as of September 30, 2012	123,602,807	$4,927.4

On September 27, 2012, the Board of Directors approved a special resolution to increase the stated capital of the Corporation’s Common Shares by $3,175.0 million and to reduce the contributed surplus of the Corporation by the same amount.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2012 and 2011

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

10.	STOCK-BASED COMPENSATION PLANS

Outstanding options

The following table provides details of changes to outstanding options in the principal stock-based compensation plans of the parent corporation, the Corporation and its subsidiaries, for the nine-month period ended September 30, 2012:

	Outstanding options
	Number	Weighted average exercise price
Quebecor
As of December 31, 2011:	356,957	$26.99
Granted	49,447	36.86
Exercised	(185,876)	27.65

As of September 30, 2012	220,528	$28.66

Vested options as of September 30, 2012	125,909	$23.16

Quebecor Media
As of December 31, 2011:	2,768,712	$43.85
Granted	129,000	51.89
Exercised	(1,203,381)	43.11
Cancelled	(80,550)	46.67

As of September 30, 2012	1,613,781	$44.90

Vested options as of September 30, 2012	463,300	$44.89

TVA Group
As of December 31, 2011:	833,610	$16.35
Cancelled	(14,189)	16.84

As of September 30, 2012	819,421	$16.34

Vested options as of September 30, 2012	712,079	$16.58

Under the mid-term stock-based compensation plan, participants are entitled to receive a cash payment at the end of a three-year period based on the appreciation of the Quebecor Class B share price, and subject to the achievement of certain non-market performance criteria. As of September 30, 2012, 439,287 units were outstanding under this plan at an average exercise price of $31.97 (288,649 units were outstanding at an average exercise price of $31.33 as of December 31, 2011).

During the three-month period ended September 30, 2012, 980,108 stock options of Quebecor Media were exercised for a cash consideration of $8.4 million (138,515 stock options for $1.2 million in 2011). During the nine-month period ended September 30, 2012, 185,876 stock options of Quebecor were exercised for a cash consideration of $1.5 million (none in 2011) and 1,203,381 stock options of Quebecor Media were exercised for a cash consideration of $10.1 million (453,409 stock options for $4.2 million in 2011).

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2012 and 2011

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

10.	STOCK-BASED COMPENSATION PLANS (continued)

For the three-month period ended September 30, 2012, a net reversal of the consolidated charge related to all stock-based compensation plans was recorded in the amount of $1.3 million (net charge of $3.1 million in 2011). For the nine-month period ended September 30, 2012, a consolidated charge related to all stock-based compensation plans was recorded in the amount of $4.2 million (net reversal of $4.0 million of the charge in 2011).

11.	ACCUMULATED OTHER COMPREHENSIVE INCOME

	Translation of net investments in foreign operations	Cash flow hedges	Total
Balance as of December 31, 2010	$(2.9)	$27.5	$24.6
Other comprehensive income	1.6	6.9	8.5

Balance as of September 30, 2011	(1.3)	34.4	33.1
Other comprehensive loss	—	(17.8)	(17.8)

Balance as of December 31, 2011	(1.3)	16.6	15.3
Other comprehensive (loss) income	(3.7)	28.1	24.4

Balance as of September 30, 2012	$(5.0)	$44.7	$39.7

No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over a 9 3/4-year period.

12.	SUBSEQUENT EVENTS

Issuance of Senior Notes

On October 11, 2012, Quebecor Media issued US$850.0 million aggregate principal amount of Senior Notes bearing interest at 5.75%, and maturing in January 2023, and $500.0 million aggregate principal amount of Senior Notes bearing interest at 6.625%, and maturing in January 2023, for a total net proceeds of approximately $1,313.6 million, net of financing fees of $17.4 million. The notes are unsecured and are redeemable at the option of the issuer, in whole or in part, at any time before their maturity at a price based on a make-whole formula. Quebecor Media has fully hedged the foreign currency risk associated with the US Senior Notes by using cross-currency swaps.

Repurchase of shares

On October 11, 2012, Quebecor Media repurchased 20,351,307 of its common shares held by CDP Capital d’Amérique Investissement inc. (“CDP Capital”) – a subsidiary of Caisse de dépôt et placement du Québec – for an aggregate purchase price of $1.0 billion paid in cash. The excess of approximately $189.0 million of the purchase price over the carrying value the common shares repurchased was recorded in increase of the deficit.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2012 and 2011

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

12.	SUBSEQUENT EVENTS (continued)

Redemption of Senior Notes

On November 2, 2012, Quebecor Media redeemed US$320.0 million in aggregate principal amount of its 7.75% Senior Notes issued in 2007 and due in March 2016 for a cash consideration of US$327.1 million. This transaction resulted in a loss of approximately $60.0 million (before income taxes).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

By:	/S/ JEAN-FRANÇOIS PRUNEAU
Jean-François Pruneau Chief Financial Officer

Date: November 16, 2012